UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☒

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note:  Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

CRDB Bank Plc

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

United Republic of Tanzania

(Jurisdiction of Subject Company’s Incorporation or Organization)

CRDB Bank Plc

 (Name of Person(s) Furnishing Form)

Ordinary Shares

 (Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

4th Floor, Office Accommodation Scheme, Azikiwe Street, P.O. Box 268

Dar es Salaam, United Republic of Tanzania

+ 255 22 2114237

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 22, 2015

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.  Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden.  This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number
99.1	Rights Issue Information Memorandum

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by CRDB Bank Plc with the Securities and Exchange Commission concurrently with the furnishing of this Form CB.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John B. Rugambo
(Signature)

John B. Rugambo, Company Secretary and Director of Corporate Affairs
(Name and Title)

June 23, 2015
(Date)